UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name :	CORPORATE CAPITAL TRUST II

Address of Principal Business Office:	450 S. Orange Avenue Orlando, Florida 32801

Telephone Number:	(866) 745-3797

Name and address of agent for service of process:	Thomas K. Sittema Chief Executive Officer Corporate Capital Trust II CNL Center at City Commons 450 S. Orange Avenue Orlando, Florida 32801 Telephone: (866) 745-3797

Check one of the following:

☒ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: (Securities Act of 1933 File No. 333-199018)

☐ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in Florida; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Orlando and state of Florida on the 9th day of October, 2015.

CORPORATE CAPITAL TRUST II

By:	/s/ Thomas K. Sittema
	Name:	Thomas K. Sittema
	Title:	Chief Executive Officer

Attest:	/s/ Steven D. Shackelford
	Name:	Steven D. Shackelford
	Title:	President, Chief Financial Officer and Treasurer